Filed by Host Marriott Corporation pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts

Commission File No.: 333-130249

Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, Host Marriott Corporation filed a preliminary proxy statement/prospectus as part of a registration statement on Form S-4 on February 7, 2006 and other documents regarding the proposed transactions with the Securities and Exchange Commission (“SEC”). In addition, Host Marriott Corporation will prepare and file a definitive proxy statement/prospectus and other documents regarding the proposed transactions with the SEC. Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it) when it becomes available because it contains important information about Host Marriott Corporation, Starwood Hotels & Resorts and the proposed transactions. A definitive proxy statement/prospectus will be sent to stockholders of Host Marriott Corporation seeking their approval of the issuance of shares of Host Marriott Corporation common stock in the transactions contemplated by the master agreement. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Host Marriott Corporation with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, MD 20817, Attention Investor Relations, (telephone 240-744-1000). Investors and security holders are urged to read the proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the proposed transactions.

Host Marriott Corporation and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Host Marriott Corporation in respect of the proposed transactions. Information about Host Marriott Corporation and its directors and executive officers, and their ownership of securities in Host Marriott Corporation, is set forth in the proxy statement for Host Marriott Corporation’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the direct and indirect interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transactions.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Language Concerning Forward-Looking Statements

This filing contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” estimate,” “expect,” “intend,” “may,” “plan,” predict,” “project,” “will,” “continue” and other similar terms and phrases, including references to assumptions and forecasts of future results, statements about the expected scope and timing of the acquisition, expected financial results and credit effects of the acquisition, consequences of management efforts, opportunities for growth and expectations as to timing, nature and terms of financing and other sources of funds. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: national and local economic and business conditions, including the potential for terrorist attacks, that will affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; our ability to complete pending acquisitions and dispositions; and our ability to continue to satisfy complex rules in order for us to qualify as a real estate investment trust for federal income tax purposes and other risks and uncertainties associated with our business described in Host Marriott Corporation’s filings with the SEC. The completion of the transaction with Starwood (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions and there can be no assurances that the transactions as a whole, or portions of these transactions, will be completed. These closing conditions include, but are not limited to: Host Marriott Corporation receiving approval from its stockholders to issue shares to Starwood’s Class B holders, obtaining various lender consents and regulatory approvals, the accuracy of representations and warranties and compliance with covenants, the absence of material events or conditions, and other customary closing conditions. Our expectations as to the financial consequences of the acquisition may be affected by the risks noted above and factors unique to acquisitions, including the timing and successful integration of these hotels into our portfolio and the number and location of the hotels we ultimately acquire with the acquisition. Although Host Marriott Corporation believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this filing and Host Marriott Corporation undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.

Non-GAAP Financial Measures

This filing contains non-GAAP financial measures within the meaning of the rules of the SEC. Information about these measures and reconciliations between the non-GAAP financial measures and the GAAP financial measures are included in Host Marriott Corporation’s 2005 earnings press release, dated February 23, 2006, which is available on Host Marriott Corporation’s web site at www.hostmarriott.com.

FINAL TRANSCRIPT

Conference Call Transcript

HMT - Q4 2005 Host Marriott Earnings Conference Call

Event Date/Time: Feb. 23. 2006 / 10:00AM ET

FINAL TRANSCRIPT

Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

CORPORATE PARTICIPANTS

Greg Larson

Host Marriott - SVP - Investor Relations

Chris Nassetta

Host Marriott - President & CEO

Ed Walter

Host Marriott - CFO

CONFERENCE CALL PARTICIPANTS

William Truelove

UBS Warburg - Analyst

Joseph Greff

Bear Stearns - Analyst

Bill Crow

Raymond James - Analyst

David Anders

Merrill Lynch - Analyst

Jamie Feldman

Prudential Equity Group - Analyst

Jay Cogan

Banc of America Securities - Analyst

Seth Singerman

Gem Realty - Analyst

PRESENTATION

Operator

Good day and welcome to this Host Marriott Corporation fourth quarter earnings call. [OPERATOR INSTRUCTIONS]

At this time, for opening remarks and introductions, I’d like to turn the call over to the Senior Vice President, Mr. Greg Larson. Please go ahead, sir.

Greg Larson - Host Marriott - SVP - Investor Relations

Thank you and good morning. Welcome to our fourth quarter earnings call. Before we start, I’d like to remind everyone that many of the comments made today are considered to be forward-looking statements under Federal securities laws. As described in our filings with the SEC, these statements are subject to numerous risks and uncertainties, which could cause future results to differ from those expressed. We are not obligated to publicly update or revise these forward-looking statements. In this call, we will discuss non-GAAP financial information, such as FFO, adjusted EBITDA, and comparable hotel results, which we believe is useful to investors. You can find this information in today’s earnings press release, which has been posted on our website, and in our 8-K filed with the SEC.

This morning, Chris Nassetta, our President and Chief Executive Officer, will provide a brief overview of our fourth quarter results, and then will describe the current operating environment and the Company’s outlook for 2006. Ed Walter, our Chief Financial Officer,

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Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

will follow Chris and will provide greater detail on our fourth quarter results, including regional performance. Following their remarks, we will be available to respond to your questions.

Now here’s Chris.

Chris Nassetta - Host Marriott - President & CEO

Thanks, Greg. Good morning, everyone. 2005 was another outstanding year for Host Marriott. With the lodging industry in full recovery, and supply and demand fundamentals continuing to be strong, we were able to execute on all of our major objectives for the year, and to substantially exceed our operating and earnings expectations. Our revenue and profits both outperformed our forecast for the year, and our earnings on an FFO per share basis, exceeded both our guidance and consensus estimates. We achieved our acquisition and disposition targets for the year, including entering into an agreement with Starwood on a transaction that delivers on all of our qualitative and quantitative acquisition parameters and forges a new partnership with one of the most innovative brand and management companies in the lodging industry. We executed on an aggressive capital investment program and continue to make progress on capitalizing on the incremental real estate value inherit in many of our assets. In terms of shareholder returns, our quarterly dividend increased throughout the year and our stock performed well. We’re very pleased with what we accomplished last year and we look forward to another strong year in 2006, as the lodging industry recovery continues and we continue to focus on opportunities to maximize the value of our world-class portfolio of hotels.

Now I’d like to review our results for the quarter and the year. Our diluted FFO per share per share was $0.44 for the fourth quarter and $1.15 for the year. Adjusting for expenses related to the refinancing and redemption of debt and preferred stock that decreased our full-year FFO per share by $0.08, our diluted FFO per share exceeded the consensus estimate by $0.04 and exceeded last year’s result by over 30%. Our fourth quarter comparable RevPar increased 10.3% compared to 2004 levels, driven by a 7.7% increase in average daily rates and a 1.7 percentage point increase in occupancy. Comparable hotel adjusted operating profit margins increased 155 basis points for the quarter, which led to a strong increase of 17% in adjusted EBITDA of Host LP to $314 million.

Excluding five of our hotels in Florida that were affected by Hurricane Wilma during the quarter, our comparable RevPar increased approximately 12% and our comparable margins increased by an additional 35 basis points. For the full year, comparable RevPar increased 9.5%, and comparable margins increased 170 basis points, both of which exceeded the high end of our expectations. The improvement in RevPar was a result of an increase in average room rates of 7.6% and increase in occupancy of 1.2 percentage points The adjusted EBITDA for Host LP for the year was $924 million, an increase of approximately 17% from 2004 levels. Our comparable food and beverage sales increased 6.5% in the fourth quarter of 2005 and food and beverage profits increased 12%, as increased group demand, particularly for the the higher-rated corporate and association segments, drove a significant shift to higher margin banquet sales versus outlet sales. For the year, comparable food and beverage sales increased 5.6% and profits were up 9.6%.

Our average daily rate growth in the fourth quarter continued to be driven by strong increases in transient room rates. Our hotels were also able to continue to shift demand to higher-rated corporate and premium business. As a result, our average transient rate increased 11% for the quarter. On the group side, we continued to see an increase in room nights, and our managers were able to shift demand to higher-rated corporate and association group segments, which led to an overall increase in group rates of 5.6% for the quarters, and an overall increase in group revenue of roughly 9%.

The outlook for 2006 continues to be favorable, as positive supply and demand fundamentals in the industry should lead to very strong pricing power in all segments. We expect our managers to continue to shift group business, both towards days of the week and seasonal periods that have weaker transient demand, and expect to continue to move the mix of group business towards the higher rated segments. Additionally, as we move another year into the recovery stage of the cycle, we will burn off most more of the group business that was booked during weaker times, which we expect to drive further improvements in

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Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

both group room rates and banquet revenues and profitability. Overall, group booking pace for the year is solid, with some weakness in the first quarter. On the transient side, we continue to continue to see a shift to our higher rated segments, with strong increases in rates. Thus far in 2006, negotiated rate activity remains positive, with our managers reporting that negotiated special corporate rates are increasing 7 to 9%. Overall we anticipate strong increases in average daily rates in both the transient and group segments in 2006.

I’m sure that many of you are interested in an update on the progress of our acquisition of 38 hotels from Starwood, so let me spend a few minutes on that. Since announcing our definitive merger agreement with Starwood, we have made substantial progress on various consents and approvals, agreements, and financing activities required for closing. The transaction remains subject to approval from our shareholders; however, we remain confident that it will close sometime in early April. As you may recall, we intend to fund the cash portion of the transaction consideration in two primary ways; through the formation and financing of a joint venture that will own the six European assets in the portfolio, and with proceeds from sales of core assets from our existing portfolio. I’m pleased to report that our work to form the European joint venture is progressing nicely, and as you are likely aware, just last week we announced two core asset sales that I’d like to spend a couple of minutes on.

On January 27, 2006, we sold the 579-room Fort Lauderdale Marina Marriott for approximately $146 million. Additionally, as part of the terms of the sale, we retain the right to receive future insurance proceeds related to the damage that occurred at the property during Hurricane Wilma, which was relatively extensive, as the property is currently operating without the use of its main tower. Due to the location of the property, which is located directly on the Intercoastal Waterway next to to the Broward County convention center, and the additional development potential associated with the property, there was substantial inherent real estate value in this property — property that we capitalized on through the sale. On January 24, 2006, we entered into a definitive agreement to sell the 495-room Drake Hotel in New York, as well as an adjacent retail building owned by a subsidiary of Host, for approximately $440 million The Drake maintains a prime location on Park Avenue between 56th and 57th Streets in Manhattan, and given the strength of the residential market over the la — over the past several years in New York City, we have been exploring ways to enlock the material incremental value associated with this irreplaceable location.

To that end, a couple years ago we began to take steps to assemble additional development rights for the site, which led us to purchase the former Holland & Holland building on 57th Street, and to enter into contracts to purchase excess developments rights from other buildings on the block. The incremental development rights associated with the Holland & Holland building, as wells as the contractual rights to purchase additional excess development rights from nearby buildings, are also conveying with the sale. As a result, the purchaser of the property will have development rights that could allow them to add significantly to the existing density of the buildings. As you can imagine, assembling a bundle of property rights of this nature on Park Avenue in New York has created a substantial amount of value, which we will be able to realize through this transaction. Both of these sales are representative of the types of value enhancement opportunities that exist in our portfolio that we have been discussing with you for some time. The sale prices for these hotels. basis on the pre-hurricane earnings estimate for the Fort Lauderdale Marina Marriott, represent a combined EBITDA multiple in the mid-20’s, and will result in a book gain of roughly $340 million. By executing on these strategic sales, and redeploying the capital into the purchase of the Starwood portfolio, we believe we have created significant value.

I with also like to update on two other value enhancement transactions we have in the works that we’ve discussed with you previously, both of which represent the sale of non-income producing real estate. The sale of excess land currently being used for tennis courts at the newly repositioned Newport Beach Marriott Hotel and Spa in Newport Beach, California, to a residential developer has received final approval from the city of Newport Beach and is awaiting approval from the California Costal Commission. And we continue to work the purchaser of the former Marriott Mountain Shadows Resort in Paradise Valley, Arizona, to obtain from the town of Paradise Valley, for mixed-use development at the site the entitlements. Both sales are expected to close during 2006, and the sales are expected to generate over $70 million in value. In each case, the sales prices include escalators based on the future sales prices of the corresponding residential units. In both cases, we are capitalizing on substantial real estate value inherent in non-income producing real estate in our portfolio. And upon reinvestment of the proceeds, the transactions will likely add $0.01 to $0.02 of recurring FFO per share.

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Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

Also on the disposition front, we met our goal for 2005 in terms of dispositions of non-core hotels, selling approximately $300 million of non-core assets, including the sale of the Albany Marriott, which closed in January 2006, and the sale of 85% of our interest in our Courtyard joint venture in early 2005. We intend to continue to take advantage of strong market — of the strong market for asset sales to recycle capital out of non-core lower growth assets in 2006, and anticipate non-core asset dispositions of between $200 and $300 million for the year. In addition to these and other value enhancement projects that are on-going in our portfolio, in 2005 we continued to execute on our capital investment plan, which included spending in excess of $100 million on over 140 repositioning and return on investment projects. These projects range in scope from selling new energy efficient temperature control systems, to adding state-of-the-art audio visual equipment to our meeting space to more effectively compete for groups, to adding or expanding spa facilities, and, literally, anywhere in between.

Additionally, we plan to spend an incremental $300 to $500 million on ROI projects in our portfolio over the next several years, on which we expect to achieve returns on invested capital that exceed our cost-of-capital by as much as 1,000 basis point or more, as part of our strategy to allocate capital in a disciplined manner to maximize the value our portfolio and shareholder returns. Further, as we deploy our portfolio management expertise in the portfolio of hotels we’re acquiring from Starwood, we expect to discover incremental ROI opportunity that will increase the value of these hotels.

Now, I’d like to spend a few minutes discussing our outlook for 2006. As a result of our strong fourth quarter operating performance, and after reviewing our property budgets for the year, we are increasing our guidance for 2006. We expect RevPar growth of 7 to 10%, and comparable margin improvement of 140 to 175 basis points. In addition to the disposition guidance discussed earlier and the assumptions we have given you regarding the Starwood acquisition, we expect to acquire approximately $200 to $300 million of assets in 2006. Based on these assumptions, we expect FFO per diluted share of approximately $1.44 to $1.54 for the year, which includes expenses of approximately $0.01 per share, due primarily to costs related to repayments of long-term debt and the redemption of preferred stock. We are forecasting adjusted EBITDA for Host LP of 2006 of approximately $1.235 to $1.280 billion. It is important to note that our forecast results assume ownership of the assets we are acquiring from Starwood for only three quarters of the year, or roughly 75 to 80% of the year’s EBITDA. So this guidance does not represent a runrate number for our portfolio pro forma for the Starwood acquisition. It’s also important to note that our guidance assumes the formation of a non-consolidated European joint venture that will acquire the six European hotels in the Starwood portfolio, which represent approximately 12 to 13% of the EBITDA of the portfolio.

Finally, due to our improved operating outlook for 2006, we expect our quarterly common dividend to increase modestly throughout the year. In summary, we’re very happy with our fourth quarter and our full year of 2005 results, and remain very optimistic about our prospect for 2006. We believe that the combination of continued strong expected demand and supply growth that remains in check, particularly in our segments and markets, will enable what is now our powerful recovery in the lodging industry to be sustained, and to produce results of the some of the bests we have seen. While we will need to focus on integrating the properties we are purchasing from Starwood into the Company and into our portfolio management systems, based on these strong anticipated industry fundamentals, we still believe that we are an attractive point in the lodging cycle to make new investments in North America. And as we execute on our European joint venture, we expect to find attractive opportunities to grow our business in European markets, as well. Finally, we’re excited about the opportunities we have to continue to execute on ROI and value-enhancement opportunities in our portfolio, through which we believe we are creating significant value for shareholders.

Thank you, and now let me turn it over to Ed Walter to give you a little bit more detail on the quarter.

Ed Walter - Host Marriott - CFO

Thank you, Chris. Let me start by giving you some detail on our comparable hotel RevPar results. Looking at the portfolio based on property types, during the fourth quarter our airport hotels performed the best, with RevPar growth of 14.9%, as occupancy improved by 3.3 percentage points, while average rate improved by 9.9%. These strong results were led by our two San Francisco area airport hotel, which averaged 23% RevPar growth for the quarter. Our suburban and urban hotels experienced RevPar

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Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

increases of 11.4 and 10.3%, respectively. Our resort hotels increased by only 5.5% for the quarter. This generally reflects the impact of Hurricane Wilma on our Florida hotels, several of which turned in negative RevPar for the quarter. For full-year 2005, our urban, airport and suburban hotels performed in line with RevPar of approximately 10%. Our resort hotels increased by just 6.8%.

Turning to our regional results for the quarter, our top performing region was the Washington.D.C. region, which enjoyed a 14.3% RevPar increase, driven by the consistent strong performance by all of the hotels in that market, which benefited from solid group and defense or homeland security-related transient demand. Although we continue to feel very good about the D.C. market, first quarter results will be much softer, as this market will not enjoy the benefits of the presidential inauguration and related events that occurred last year. The mountain region continued its rebound in 2005, as RevPar improved 18.4% in the quarter, led by our Denver hotels, which enjoyed strong group and transient increases, as occupancy improved by more than seven points. Although growth will likely moderate in the first quarter of 2006, we still expect this region to perform well this year. The south central market continued its rebound from 2004’s under-performance, with RevPar growth of 14.5% for the quarter, led by our Houston hotels, which experienced average RevPar growth of more than 30%. The Houston market clearly benefited from business resulting from the evacuation of portions of the Gulf Coast in the aftermath of Hurricane Katrina. Since FEMA extended hurricane-related rooms into January and the city hosted the NBA All-Star Game, we expect first quarter will be very solid in Houston.

RevPar growth in the Atlanta region rebounded at 13.4%, which represented its best performance in more than six years, as stronger business transient demand was supplemented by the relocation of two city-wide events from New Orleans. Our Buckhead and Midtown hotels performed especially well in the fourth quarter. We expect a strong first quarter from the Atlanta market, and, overall, 2006 looks to be a better year in Atlanta, as city-wide events are increasing and the city will benefit from being perceived as a safe location for event that will be held during the hurricane season. Our mid-Atlantic region had another great quarter, as RevPar increased 12.9%. Our New York City hotels continued to outperform, generating average RevPar growth of 16%, which was offset slightly by softness in the suburban New Jersey market. Our two Philadelphia-area Marriott hotels averaged over 10% RevPar. This reflected very strong transient demand, as group activity was down in the quarter. New York looks to be strong in 2006, while Philadelphia will need continued strong transient demand to offset low city-wide activity.

Fourth quarter RevPar in our Pacific region improved by 11.2%. as average rate growth of more than 17% in our Los Angeles area hotels, such as the Marina del Ray and Costa Mesa Suites Marriott, resulted in RevPar increases averaging more than 18%. Our Desert Springs Marriott also had a strong quarter, with RevPar growth of 15%. Downtown San Francisco had a weaker quarter, with RevPar growth averaging approximately 6%, as group business was fairly soft. The Maui Hyatt had another strong quarter, with RevPar growth increasing by 17%. Underperforming markets for the quarter included our New England region, where RevPar growth was 7.5%, and the Florida region, where business interruption losses related to Hurricane Wilma led to a RevPar decline of .5%. Looking at the full year, the three best markets have been the Washington, D.C. Metro region, with RevPar growth of 15%, the mountain region with growth of 14.9%, and the mid-Atlantic, where RevPar growth improved 12.1%. The New England region, which grew RevPar at — by 3.4% and the Atlanta region where RevPar growth was 5.8% for the full year, were the weakest. Top performing hotels for the the year included the New York Marriott Marquis, the Maui Hyatt, and Ritz-Carlton in Tysons Corner, all which exceeded 16% RevPar growth.

As Chris highlighted, we were pleased with our 155 basis point improvement in EBITDA margins in the fourth quarter. he 7.7% improvement in average daily rate contributed to 82% room profit flow-through. The shift in F&B business towards catering functions resulted in almost 50% flow-through in that department, and continued a trend of improving food and beverage profits. Offsetting these strong results, wage and benefit cost increased 4%, and utility expense increased by 25%. Overall, utility expense increased by almost 16% for the year, and we are budgeting for utility cost increases of 15% for full-year 2006. This assumes that relative increases will moderate over the course of the year. Insurance expense declined for the quarter by 6% and 13% for the full year. Given the impact of the 2005 hurricane season on insurance company earnings and balance sheets, we expect that insurance costs will increase meaningful in 2006. We will have a better understanding of these costs after we complete the April 1 insurance renewal for our portfolio.

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Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

During 2005, we spent $240 million on maintenance capital items and invested an incremental $107 million in repositioning and ROI capital expenditures? In 2006, we expect to generally continue our level of maintenance capital expenditures, with projected expenditures ranging from $270 to $280 million on our existing portfolio, plus including increment capital required on the properties we are acquiring from Starwood. From an ROI and repositioning perspective, we expect to invest an additional $260 to $280 million in both our existing portfolio and the Starwood portfolio. In addition to our financing efforts associated with the Starwood purchase, we made significant progress towards improving our balance sheet.

During the fourth quarter, we issued a call notice for 100 million of our subordinated convertible debentures, or QUIPS, which resulted in the issuance of approximately 5.6 million common shares. Four million of those shares converted before year-end, and are included in our year-end and common share account. In early January, we exercised our right to eliminate the conversion right on the remaining securities, which had the affect of causing all but $2 million worth of these securities to convert to approximately 25.2 million common shares. In total, we converted 473 million of subordinated debt to common equity, with no impact on our fully diluted share count. Our fixed charges will decline by $32 million, as we eliminate the 6.75% interest payment owed on the debentures. This will ultimately contribute to an increase in our per share common dividend, as our taxable income will increase by the reduction in payment. We expect to call the remaining outstanding securities.

Shortly after the new year, we closed a $115 million loan secured by our four existing Canadian assets. The loan is denominated in Canadian dollars and bears interest at a rate of 5.2%. A portion of the loan proceeds were employed to repay the $20 million outstanding on our corporate credit facility at year end. We finished the quarter with $184 million of cash, and now have full capacity on our $575 million credit facility. As we discussed in our third quarter call, we incurred both property damage and business interruption losses at our New Orleans Marriott, which was damaged by Hurricane Katrina, and at several hotels, as a result of Hurricane Wilma. Our fourth quarter EBITDA includes $9 million of business interruption income, which was received and recognized in Q4 relating to our hotel in New Orleans. We expect to receive the full recovery of both business interruption and property damage proceeds from the storms in 2006.

For the first quarter, we expect RevPar will range from 7 to 9%, and FFO per share is expected to range from $0.23 to $0.25 per share. While the first quarter is off to a good start, it will be somewhat affected by the difficult comparisons in the Washington, D.C. and New Orleans markets, And by a slower group booking pace relative to the overall year. Our FFO per share reflects less growth over last year than our full year guidance, because of the afore mentioned issues and because of the quantity and timing of asset sales we have completed early in the year, relative to last year.

As we have detailed today, we had another great quarter. Operating trends remain very strong, as a new supply outlook continues to be extremely favorable. Lodging demand and business travel should continue to accelerate, which will lead to continued improvement in our operating results. Our actions to enhance our balance sheets have improved our flexibility, and positioned us to take advantage of the opportunities we expect to see over the next few years.

This completes our prepared remarks. We are now interested in answering any questions you may have.

QUESTIONS AND ANSWERS

Operator

Thank you. [OPERATOR INSTRUCTIONS] We’ll take our first question from William Truelove, UBS Warburg.

William Truelove - UBS Warburg - Analyst

Hey, guys. Good quarter.

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Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

Chris Nassetta - Host Marriott - President & CEO

Thanks.

William Truelove - UBS Warburg - Analyst

In terms of — you mentioned that you had an 11% increase in the transient rate and about 5.5% increase in the group rate. I expect that — obviously in 2006, that kind of trend where the transient outperforms the group, when do you think that you might have group rates growing faster than transient rates? Or is that never going to happen?

Chris Nassetta - Host Marriott - President & CEO

That’s a good question. I would say probably not in the foreseeable future. I would expect that you’re going see a closing of the gap. In fact, you’re going to see a closing of the gap in a pretty meaningful way in 2006. But I would say, just given the way that we will yield manage the transient side of the business over time relative to the group base of business, we’ll always be pushing the group rate — or operators will be pushing the group rates a little heavier. So you’ll see — you’ll see some closing this year, and in 2007 my expectation is you won’t see a crossover.

William Truelove - UBS Warburg - Analyst

Okay. And then you mentioned that you’ve done some things with your non-income producing real estate. Can you give us a few more examples of that? I know you did the tennis courts down at the Orlando World Center. When I was down there you had a tent over it for convention space. Are there other examples like that that you’re going to be doing? The major ones, which are going to get that $300 to $500 million of capital over the next few years?

Chris Nassetta - Host Marriott - President & CEO

Well, the $300 to $500 million of capital — they’re two different things I think we shouldn’t confuse. The $300 to $500 million of additional capital is really for ROI repositioning, where we think we can invest that at higher — frankly, the highest yields that we can invest any — we can invest our money in; vis-a-vis our other investment opportunities. The value enhancement sales of non-income producing are separate and apart from that, like what we described — or I described in the old Marriott Mountain Shadows and in Newport Beach. We do have others. Those are the furthest along. We do have a — more than a couple others that we’re working on. We have some opportunities, potentially, in Amelia Island. We have some opportunities, potentially, in Desert Springs.

We clearly are moving as quickly as we can in our opportunities in Maui, where we have a parking lot on — an ocean parking lot we’re trying to convert in 120-plus timeshare units, and we’re in the entitlement process there. And a number of others that — you know, the list goes on. But I think you should continue to see this year and next and, frankly, following years that we’ll continue to do this kind of work. I wish I could say it happens quickly, but it doesn’t. That’s both the benefit and the burden of it. The benefit is these are great and very valuable pieces of land, and in the end, I think there’s a lot of inherent value in it. But the burden is it takes some real elbow grease to kind of realize on that value, because you have to go through entitlement processes, et cetera, that can take a long time. I think it’s all good news, in the sense that there’s more of it to come, and I think you’ll see it continue to kind of roll out, as we roll through ‘06 and into ‘07 and ‘08.

William Truelove - UBS Warburg - Analyst

All right, thank you.

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Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

Chris Nassetta - Host Marriott - President & CEO

Yes, thanks, Will.

Operator

We’ll take our next question from Joseph Greff with Bear, Stearns.

Joseph Greff - Bear Stearns - Analyst

Good morning, guys. How are you?

Chris Nassetta - Host Marriott - President & CEO

Good. How are you?

Joseph Greff - Bear Stearns - Analyst

Fine. A question for you on the margin improvement target of 140, 175 bips. That lower end of the range is up a little bit from your, I guess, 3Q ‘05 target. How much is that is because you’re seeing same-store margins are going to be [inaudible], and how much of it is related to mix with respect to the Starwood asset?

Chris Nassetta - Host Marriott - President & CEO

Well, and you can answer it. I think that the margin growth we give you is comp, so it doesn’t include Starwood, so it’s all the former and none of the latter.

Ed Walter - Host Marriott - CFO

And I think the answer to why it’s a little bit stronger is really two-fold. I think you’re seeing us be a bit more optimistic about RevPar growth, and I think we’re also feeling, generally, that it’s probably going to be a little more rate driven. We’re also seeing some better performance on the food and beverage side, and that also contributes. As that performs better, that ultimately translates into better margins.

Joseph Greff - Bear Stearns - Analyst

Excellent. Thanks, guys?

Chris Nassetta - Host Marriott - President & CEO

Yep.

Operator

We’ll go next to Bill Crow with Raymond James.

FINAL TRANSCRIPT

Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

Bill Crow - Raymond James - Analyst

Good morning, guys. A couple of questions. On the group or weak business in the first quarter, does any of that have to do with your fiscal quarter end? Because with the earlier spring break last year, later this year, I would think the first quarter might be a little bit better, at least on a March 31st basis.

Chris Nassetta - Host Marriott - President & CEO

No, I don’t thi — I mean, not from what we can tell does it have to do with the timing. I think it’s just — you know, these things roll in patterns, depending on how hotels perform year-to-year, and the group booking pace, overall, looks fine for the year. It’s just the way it falls this year. Relative to how some of our big hotels in our major markets are playing out, it’s a little weaker the first quarter. We feel fine about the pace for the full year. We had similar issues last year, as this was a different quarter last year. And we don’t see this as any kind of indication of a slow down, as much as it’s just kind of a normal booking pattern issue that we see cycle through. Some years it’s the first quarter, some years it’s another quarter.

Bill Crow - Raymond James - Analyst

Chris, any update on the feel for how negotiations are going up in Toronto with the labor union?

Chris Nassetta - Host Marriott - President & CEO

You know, we’re not in that fight directly up in Toronto, so I can’t give you a specific sense of that, other than to say I don’t think that they’ve gotten into the heat of the negotiations, certainly from what I can tell. I think in the in-and-out — of course, the way we look at this, at least for this year, is we’re very light union. Even post-Starwood transaction, we’re very light union. We obviously think that we’re compensating our associates in a way that’s consistent with the market and — in terms of wages and benefits. So we don’t really see that with everything that’s going in Toronto, and that’s going go on across the country, that there’s going to be any material impact to our operations as result of it. And it’s going to get a lot of play in this year, and I think in the in-and-outs — as I’ve said this many times, I think you’ve got intelligent, rational people on both sides of this. That doesn’t mean that there won’t be some — some acrimony and there won’t be some showmanship, potentially, on both sides. But I think in the end analysis, this will ultimately get sorted out ,because there are intelligent, rational people that will ultimately sit down and get these things sorted out. From where we sit, largely we’re on the sideline, just because we’re very — we’er very light in terms of union representation, particularly in the markets that we’re talking about coming [down].

Bill Crow - Raymond James - Analyst

Chris, you’re going to seed the European joint venture with these six assets initially, which sounds like maybe $500 million of asset value , or somewhere in that range. Where —

Ed Walter - Host Marriott - CFO

It’s probably just higher — it’s higher than that.

Bill Crow - Raymond James - Analyst

How big is that —

FINAL TRANSCRIPT

Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

Greg Larson - Host Marriott - SVP - Investor Relations

Probably plus or minus —

Bill Crow - Raymond James - Analyst

— is that venture going to get to?

Chris Nassetta - Host Marriott - President & CEO

I couldn’t hear you, Bill. I’m saying it’s probably higher than 500. It’s probably plus or minus 600.

Bill Crow - Raymond James - Analyst

Okay. How big do you think that JV gets?

Chris Nassetta - Host Marriott - President & CEO

The initial capitalization that we’re looking at for that JV — of course, it’s not done, so take that for what it is — is debt and equity of around $1.5 billion, with an opportunity to upsize it. So, probably, roughly $0.5 billion in equity and $1 billion of debt going in. To the extent we have success, at lea — again, if we get this done, which it is not done. As I’ve said we’re making good progress on it — to the extent we get it done and we find that we’ve opportunities, all of the partners involved are very interested in doing more. So I don’t think that the starting point of $1.5 billion, roughly $600 million of which, so leaving $900 million is the end of this. I think it’s just the beginning.

Bill Crow - Raymond James - Analyst

Great. Thank you.

Chris Nassetta - Host Marriott - President & CEO

Yes.

Operator

We’ll take our next question from David Anders with Merrill Lynch.

David Anders - Merrill Lynch - Analyst

Great, two questions. First, what percent of your group business was booked, let’s say, two plus years ago, where we still have to burn through? That’s number one. And number two, Chris, conceptually I know your portfolio’s changed and what not, but how far away would you think that we are from peak margins? If you could give me kind of a basis point number, that’d be helpful.

FINAL TRANSCRIPT

Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

Chris Nassetta - Host Marriott - President & CEO

I would say to answer the first question is if you look at weak group bookings being ‘04 and before, then this year ‘04 — of our overall group bookings, ‘04 and before probably represents 20 to 30%, somewhere in that range. Probably 20 to 25%. So you’re burning off — last year that number would be 55 to 66, so you’re burning off, basically, half of it. If you consider ‘04, even that ‘04 wasn’t a bad year. There were still — it was still weak from the standpoint of having pricing leverage, so I included it. Some people would cut it off at ‘03. I kind of include ‘04. So you’re going from 55 to 60 to, call it, 25%, so you’re burning off half or more of your low rated groups. And then, of course, next year you’ll pretty much have burned it all off, if you include ‘04.

In terms of peak margins, where we are in terms of our expectations for this year versus the peak, I’d still say we’re close to 400 basis point off of peak margins. If you look at it vis-a-vis ‘99 margins, it’s something less than that. So, you still have a pretty good distance to go to get back to peak margins. And, frankly, you still, in our opinion, have a pretty good distance to go in terms of the length in this cycle, in the sense that demand looks to be, as everybody knows, pretty stable. The economy feels pretty good and supply is very — very low and going to stay very low, and that’s data that, obviously, we all have available to us and can really focus on and understand. And so, we do think there’s an opportunity to ge — we really look more at more ‘99 margins as the peak; 2000 being a bit of an aberration. In another two — you know, if cycle’s on two or three years more, which we think it should be, we think you could get back to those kinds of margins.

David Anders - Merrill Lynch - Analyst

Great, thank you very much.

Chris Nassetta - Host Marriott - President & CEO

Yes.

Operator

We’ll go next to Jamie Feldman with Prudential Equity Group.

Jamie Feldman - Prudential Equity Group - Analyst

Thank you. What is the ‘06 guidance assumed for business interruption proceeds, and then, proceeds from the Fort Lauderdale Marriott?

Ed Walter - Host Marriott - CFO

For business interruption proceeds, we haven’t finished negotiating that, so it’s har — I can’t pinpoint. I’d probably direct you to $4 to $5 million. And on Fort Lauderdale, in terms of what we expect to get out of the that, because we did retain the rights to those proceeds, I’d rather not comment specifically. We’re in the middle of a negotiation with our insurance provider, but it will be meaningful. I’d rather not get specific on it. As soon as we know and have it resolved, we’ll let you know.

Jamie Feldman - Prudential Equity Group - Analyst

Okay. Is it in the ‘06 number, though?

FINAL TRANSCRIPT

Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

Ed Walter - Host Marriott - CFO

Well, the four to five is effectively built into our guidance. The recovery on the property damage is not built into the guidance, in the sense it’s not an income statement item?

Jamie Feldman - Prudential Equity Group - Analyst

Okay, I see. And then, in terms of percent growth, what are you guys forecasting for wage and — like labor and wage costs in ‘06 versus ‘05?

Ed Walter - Host Marriott - CFO

About 4 to 5%.

Jamie Feldman - Prudential Equity Group - Analyst

Four to five? Okay. And are there any markets where you are starting to become concerned about new supply? I know it’s several years out before it would actually have an impact, but where are things kind of picking up a little bit?

Chris Nassetta - Host Marriott - President & CEO

I’d say not really. The one market that’s going get some supply in the next few years that we know about is San Diego, particularly with the large Hilton convention hotel being built on the other side of the convention center from our hotel. But the truth is, as we look at San Diego, we still think it’s one of the best markets in the country and, frankly, we’d invest more money there just relative to what we see is the demand profile over the next several years. So, while they’re going to get supply, they have an unusually strong demand profile, so I don’t think, net-net, that we’re concerned about that. And if you get around the horn, the rest of the markets around the country really don’t have any major development plan. I mean, there are a few this and thats here, but nothing major.

Jamie Feldman - Prudential Equity Group - Analyst

Okay. And then in terms of the $200 to $300 million of acquisitions, what’s your target? What kind of multiples are you guys looking for, or what types of assets?

Chris Nassetta - Host Marriott - President & CEO

Assets that are consistent with the types of assets we’ve been looking at. Big urban or con — urban convention resort convention-type of hotels. And the multiples are probably consistent with what you’ve seen happening, in the low to mid-11’s. You know, 11 to 12, say somewhere in that range. Obviously depends on the growth profile of the assets. So, higher growth assets would ultimately — if we assess it that way, might be a higher multiple than something that’s a slightly lower growth asset. Just depends on the asset, so 11 to 12. Somewhere in there.

Jamie Feldman - Prudential Equity Group - Analyst

Alright, thanks.

FINAL TRANSCRIPT

Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

Operator

We’ll take our next question from Jay Cogan with Banc of America Securities.

Jay Cogan - Banc of America Securities - Analyst

Yes, thanks. Good morning, everyone. I’ve got a quick question on — just kind of a follow-up on the joint venture and that last question about the $200 to $300 million in acquisitions for the year. When you say 200 to 300, Chris, does that include European assets and would that then, therefore, just include your equity contribution to the joint venture?

Chris Nassetta - Host Marriott - President & CEO

No, it does not.

Jay Cogan - Banc of America Securities - Analyst

Okay. Then in regards to the joint ventures, you said the initial capitalization would be in the $600 million range, plus or minus. If it got to $1.5 billion in total, should we assume that the $600 million’s kind of financed the same way from a relative amount leverage standpoint?

Chris Nassetta - Host Marriott - President & CEO

Yes, the way to think about the European JV, if completed — or as currently designed, it’s $1.5 billion, roughly, total capitalization. $.5 billion equity, $1 billion in debt — of course I’m rounding — and we’ll probably end up with 25% of that. Our acquisition targets do not include further acquisitions in the European venture. They do include the — obviously our 25% interest in the initial, roughly $600 million of acquisitions, which would be the Starwood portfolio that would be acquired by the joint venture.

Jay Cogan - Banc of America Securities - Analyst

Got you. And the proceeds, I guess, from selling those assets to the JV would just be used, primarily, to pick up any additional assets or just pay down debt in the near term?

Ed Walter - Host Marriott - CFO

Basically the way to think about it is it’s just a debt reduction in the overall Starwood deal, though we’re using that, effectively, to finance part of the overall Starwood deal.

Jay Cogan - Banc of America Securities - Analyst

Got it. Okay, thanks a lot.

Operator

We’ll go next on Seth Singerman with [Gem] Realty.

FINAL TRANSCRIPT

Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

Seth Singerman - Gem Realty - Analyst

Good morning. The operator was clearly encouraging. My question relates to discounts or replacement costs. Previously you mentioned replacement costs could be nearing $30 a share. How does this change with the Starwood acquisition?

Ed Walter - Host Marriott - CFO

Well, the Starwood assets, I would say from a replacement cost point of view, are very similar to our own. I think the last update that we gave you, having done a detailed analysis with our development group, was that we thought replacement cost was $275,000 to $300,000 a room and, then, whatever that relates to in terms of at any moment the equity value of the company, which is somewhere in the $20 to $26 to $30 range. What I’d say to right now is we haven’t gone and updated that analysis. We’re obviously out doing lots of projects all over the place, so we have good anecdotal evidence. We will update that probably during the next quarter. I would probably say more towards high end of that than the low end of that range, only because what we’re all seeing is continued increases in construction costs. Every one of the inputs — you know, the materials and labor involved with construction continue to go up, particularly given what happened in the Gulf Coast and the demand that’s putting on resources, both labor and materials. So, we’ll finish the analysis. Id still tell you the range, I think, is $275,000 to $300,000 a room. Based on anecdotal evidence, it’s got to be at higher end of that range.

Seth Singerman - Gem Realty - Analyst

Great, thanks. That’s my only question.

Chris Nassetta - Host Marriott - President & CEO

Thanks, Seth.

Operator

And at this time I’ll turn the call back over to Mr. Nassetta for any closing comments.

Chris Nassetta - Host Marriott - President & CEO

Well, thanks everybody for joining us today. We certainly appreciate your time, and you joining us. We know you’re all busy. We think we had a wonderful fourth quarter and full-year 2005. We’re very pleased with the results. We’re, obviously as you can tell from our comments today, very optimistic about 2006 being one of the best years we’ll see. We look forward to updating you when we have finished the first quarter, and giving you a sense of the progress we’re make. So, thanks again and have a great day.

Operator

This does conclude today’s conference call. We appreciate your participation. You may disconnect at this time.

FINAL TRANSCRIPT

Feb. 23. 2006 / 10:00AM, HMT - Q4 2005 Host Marriott Earnings Conference Call

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